CONSENT OF MICHELE WHITE

I hereby consent to the use of my name and information derived from the following report and documents, which are included in, or incorporated by reference into, the registration statement on Form 40-F of Klondex Mines Ltd. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada, Amended,” dated July 24, 2014, effective January 31, 2014; and

2.	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” dated March 31, 2014, effective January 31, 2014.

Dated: September 21, 2015

/s/Michele White
Michele White